Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated March 7, 2014, except insofar as it relates to the revision to previously issued financial statements described in Note 2, as to which the date is September 16, 2016, with respect to the consolidated financial statements and schedule of Global Net Lease, Inc. and subsidiaries contained in this Registration Statement and Prospectus.  We consent to the use of the aforementioned report in this Registration Statement and Prospectus, and to the use of our name as it appears under the caption “Experts.”

/s/ Grant Thornton LLP

New York, New York

November 8, 2016